Exhibit 1.1

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Investor Relations	Media Relations
Craig Celek CDC Corporation (212) 661-2160 craig.celek@cdccorporation.net	Jennifer Buchhalter Articulate Communications Inc. (617) 451-7788 ext. 16 jbuchhalter@articulatepr.com

CDC Software Names Key Senior Management Additions for Mergers & Acquisitions and Worldwide Channels

Former executives from SSA Global joining CDC Software as senior vice presidents

ATLANTA, August 18, 2006—CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA) and a provider of enterprise software applications and services, announced today that it has further strengthened its senior management team with the addition of Sam Anidjar, senior vice president, mergers and acquisitions and Fred Dilkes, senior vice president, worldwide major accounts and channels. Both will report directly to Eric Musser, president, CDC Software.

“Sam and Fred are both proven performers in their respective areas of expertise and are strategic additions to our senior management team,” said Mr. Musser. “We are actively positioning CDC Software for accelerated growth, both through organic expansion within our targeted vertical industries, and through strategic acquisitions. Sam and Fred will each play a critical role in achieving our objectives.”

Mr. Anidjar comes to CDC Software from SSA Global where he most recently served as vice president of acquisitions. In this role he managed 11 acquisitions of both publicly and privately held companies, contributing significantly to the company’s growth of more than 400 percent in four years. In his role as senior vice president, mergers and acquisitions, Mr. Anidjar will be responsible for driving all acquisitions on a global basis for CDC Software and will also assist with select opportunities driven by CDC Corporation and China.com.

Mr. Dilkes is an industry veteran with more than 20 years of sales and management experience. He most recently served as vice president of sales, southeast, for SSA Global where he consistently exceeded quotas in very competitive markets with complex sales cycles. In his role as senior vice president, worldwide major accounts and channels, Mr. Dilkes will be responsible for expanding the Company’s global base of channel partners and leveraging the Franchise Partner Program to invest in selected partners in strategic geographies. He will also be responsible for expanding the Company’s business, across all product lines, within selected major accounts.

“These strategic hires from SSA follow our recent hiring of Stephanie Kelly as our senior vice president responsible for global Human Resources,” said Peter Yip, executive chairman and CEO of CDC Software. “With these three key additions to the management team, we are quickly adding the proven talent that will support Eric in his role as president of CDC Software. I am confident that we are creating the leadership team needed to successfully manage our accelerated growth and continue to move up from our ranking as the 18th largest enterprise and supply chain management application vendor. We are also better positioned for a possible spin-off or carve-out of CDC Software as a standalone company to unlock value for our shareholders.”

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the effect of management appointments at CDC Software, the growth of revenue both organically and through targeted acquisitions, and the enhancement of the company’s competitive position. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to identify and acquire revenue enhancing businesses, the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; the effects of restructurings and rationalization of operations; and the ability of CDC Software to become a stand-alone company. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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